UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              GOLF ROUNDS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38168R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages
                             Exhibit Index on Page 9

                                  SCHEDULE 13D

CUSIP No. 38168R108                                       Page 2 of 10 Pages
----------------------------------                 ---------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Donehew Fund Limited Partnership
                   83-0316971
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Wyoming
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                        549,690 (See Item 5)
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                          -0-
           EACH             ----------------------------------------------------
         REPORTING          9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                        100,000 (See Item 5)
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   549,690
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 38168R108                                       Page 3 of 10 Pages
----------------------------------                 ---------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Donehew Capital, LLC

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Wyoming
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                        549,690 (See Item 5)
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                          -0-
           EACH             ----------------------------------------------------
         REPORTING          9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                        100,000 (See Item 5)
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   549,690
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 38168R108                                       Page 4 of 10 Pages
----------------------------------                 ---------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Robert H. Donehew

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                        584,690 (See Item 5)
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                          -0-
           EACH             ----------------------------------------------------
         REPORTING          9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                        135,000 (See Item 5)
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   584,690
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 38168R108                                  Page 5 of 10 Pages
----------------------------                 ------------------------------


Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Golf Rounds.com, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921.

     The percentages of beneficial ownership reflected in this Statement are based upon 3,447,496 shares of Common Stock outstanding on April 10, 2000, which number has been obtained directly from the Issuer.

Item 2. Identity and Background

     This Schedule 13D is being filed on behalf of Donehew Fund Limited Partnership ("Donehew Fund"), Donehew Capital, LLC ("Donehew Capital") and Robert H. Donehew ("Donehew") (individually, each a "Reporting Person" and collectively, the "Reporting Persons").

     Donehew Fund, Donehew Capital and Donehew each have a business address of c/o Donehew Capital LLC, 111 Village Parkway, Building #2, Marietta, Georgia 30067.

     Donehew Fund is a limited partnership organized and existing under the laws of the State of Wyoming. Donehew Capital is a limited liability company organized under the laws of the Sate of Wyoming, and is the general partner of Donehew Fund. Donehew is an individual who is a citizen of the United States and is the Chief Executive Officer of Donehew Capital.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amounts of Funds or Other Consideration

     Donehew used personal funds to acquire the Common Stock reported upon in this Schedule 13D as owned by him. Donehew Fund used its working capital to acquire the Common Stock reported upon in this Schedule 13D as owned by it. Donehew Capital does not own directly any shares of Common Stock of the Issuer.

Item 4. Purpose of Transactions

     Each of the Reporting Persons has acquired the securities specified in Item 5 of this Schedule 13D for investment purposes. Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. None of the Reporting Persons has any agreements to acquire any additional Common Stock at this time. None of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

CUSIP No. 38168R108                                 Page 6 of 10 Pages
----------------------------                   ----------------------------


Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above, except that the Issuer's directors, including Donehew, plan to appoint a director to fill an existing vacancy on the board of directors. The directors have not yet chosen an individual to fill such vacancy.

Item 5. Interest in Securities of the Issuer

     Donehew Fund owns 100,000 shares of Common Stock directly. Donehew Fund has sole voting power over such shares and an additional 449,690 shares of Common Stock pursuant to the proxies discussed in Item 6. Donehew Fund has sole investment power over the 100,000 shares it owns directly and no investment power over the 449,690 shares subject to the proxies. Donehew Fund is deemed to beneficially own 549,690 shares of Common Stock, representing 15.9% of the outstanding shares of Common Stock. Donehew Fund purchased 30,000 shares of the Issuer's Common Stock at a price of $1.375 per share in a private placement conducted by the Issuer that closed on March 16, 2000 ("Private Placement").

     Donehew Capital does not own directly any shares of Common Stock of the Issuer. As the general partner of Donehew Fund, Donehew Capital has the power to control the voting of the 100,000 shares owned by Donehew Fund directly and the shares covered by the proxies described in Item 6. Donehew Capital has the power to control the investment of the 100,000 shares owned by Donehew Fund directly but no investment power over the shares covered by the proxies. Donehew Capital is deemed to beneficially own 549,690 shares of Common Stock, representing 15.9% of the outstanding shares of Common Stock.

     Donehew owns directly 35,000 shares of Common Stock of the Issuer. As the chief executive officer of Donehew Capital, Donehew has the power to control the voting of the 100,000 shares owned by Donehew Fund directly and the shares covered by the proxies described in Item 6. Donehew has the power to control the investment of the 100,000 shares owned by Donehew Fund directly but no investment power over the shares covered by the proxies. Donehew purchased 20,000 shares of Issuer's Common Stock at a price of $1.375 per share in the Private Placement and was issued 15,000 shares of Issuer's Common Stock in consideration for his agreement to serve as Vice President and Treasurer of Issuer. Donehew is deemed to beneficially own 584,690 shares of Common Stock, representing 16.5% of the outstanding shares of Common Stock.

CUSIP No. 38168R108                               Page 7 of 10 Pages
---------------------------               -----------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     On January 18, 2000, six stockholders of the Issuer ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with seven purchasers, including Donehew Fund (the "Purchasers"), pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 500,000 shares of Common Stock at a price of $1.375 per share. In connection with the transactions contemplated by the Stock Purchase Agreement, the persons who were then serving as the Issuer's directors, Messrs. Paul O. Koether, John W. Galuchie, Jr. and Thomas K. Van Herwarde, entered into a related agreement ("Related Agreement") with the Purchasers pursuant to which, among other things, Messrs. Koether, Galuchie and Van Herwarde agreed to resign as directors and appoint new directors designated by the Purchasers. The Purchasers designated Messrs. Robert
H. Donehew, Larry Grossman and John F. McCarthy, III, for appointment to the board of directors of Golf Rounds, to take office upon the resignation of the existing directors. Mr. Koether and entities he controlled, including some of the other Sellers, also gave Donehew Fund, as the designee of the Purchasers, irrevocable proxies to vote an additional 449,690 shares of the Issuer's common stock that he and such other entities owned.

     The sale of shares contemplated by the Stock Purchase Agreement was consummated on January 21, 2000, and on that date the proxies given by Mr. Koether and certain entities controlled by him to Donehew Fund became effective. The resignations of Messrs. Koether, Galuchie and Van Herwarde, and the appointment of Messrs. Donehew, Grossman and McCarthy, took effect on February 3, 2000.

     The Sellers included Asset Value Holdings, Inc., a Delaware corporation of which Mr. Koether is President and Mr. Galuchie is Treasurer, Bradford Trading Company, a Delaware corporation, Mr. Koether, Shamrock Associates, a New Jersey limited partnership of which Mr. Koether is the general partner, Sun Equities Corporation, a Delaware corporation of which Mr. Koether is Chairman and Mr. Galuchie is Vice President and a director, and Mr. Van Herwarde.

     The persons or entities who gave proxies to Donehew Fund included Paul O. Koether, Paul O. Koether Individual Retirement Account, Asset Value Holdings, Inc., Shamrock Associates and Sun Equities Corporation.

     The Purchasers, including Donehew Fund, filed a report on Schedule 13D with respect to their ownership of Common Stock of the Issuer resulting from the transactions described above on February 1, 2000. The Purchasers filed an amendment to such Schedule 13D as of February 4, 2000.

Item 7. Material to be Filed as Exhibits

        Exhibit 1: Stock Purchase Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K, filed January 19, 2000.

        Exhibit 2: Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.2 of the Issuer's Form 8-K, filed January 19, 2000.

        Exhibit 3: Joint Filing Agreement, dated as of April 26, 2000, by and among each of the Reporting Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2000

                                            DONEHEW FUND LIMITED PARTNERSHIP
                                            Donehew Capital LLC, General Partner

                                            By: /s/ Robert H. Donehew
                                            ----------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer

                                            DONEHEW CAPITAL, LLC

                                            By: /s/ Robert H. Donehew
                                            ---------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer

                                             /s/ Robert H. Donehew
                                            ----------------------------------
                                            Robert H. Donehew

                                 Page 8 of 10 Pages

                                  Exhibit Index

        Exhibit 1: Stock Purchase Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K, filed January 19, 2000.

        Exhibit 2: Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.2 of the Issuer's Form 8-K, filed January 19, 2000.

        Exhibit 3: Joint Filing Agreement, dated as of April 26, 2000, by and among each of the Reporting Persons.


                                 Page 9 of 10 Pages

                                                                  EXHIBIT 3

                             JOINT FILING AGREEMENT

     AGREEMENT dated as of April 26, 2000, among Donehew Fund Limited Partnership, Donehew Capital, LLC and Robert H. Donehew (collectively, the "Parties").

     Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.01 par value per share, of Golf Rounds.com, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                            DONEHEW FUND LIMITED PARTNERSHIP
                                            Donehew Capital LLC, General Partner

                                            By: /s/ Robert H. Donehew
                                            ----------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer

                                            DONEHEW CAPITAL, LLC

                                            By: /s/ Robert H. Donehew
                                            ---------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer

                                             /s/ Robert H. Donehew
                                            ----------------------------------
                                            Robert H. Donehew

                               Page 10 of 10 Pages